File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

February 1, 2008

08000668

SUPPL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press releases of Diamyd Medical AB:

Press Release dated as of January 31, 2008: "First Quarterly Report for Diamyd Medical AB, Fiscal Year 2007/2008"

Press Release datred as of February 1, 2008: "DIAMYD MEDICAL APPOINTS NEW CHIEF FINANCIAL OFFICER"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Enclosure
cc: Cecilia Driving

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

RECEIVED

2008 FEB 11 P 12:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Quarterly Report

Stockholm January 31, 2008

First Quarterly Report for Diamyd Medical AB, Fiscal Year 2007/2008

(www.omxgroup.com ticker: DIAM B; www.otcqx.com ticker: DMYDY)

September 1, 2007 – November 30, 2007

- **The Diamyd® diabetes drug received worldwide recognition as NIDDK executed a Clinical Trial Agreement with Diamyd Medical in November 2007, for a multi-center study in recent onset type 1 diabetes patients.**
- **Diamyd Medical increased its investments in Protein Sciences Inc., US, with USD 1 million, in November 2007.**
- **Lars Jonsson, Christer Hägglund and Sam Lindgren joined Diamyd Medical's Board of Directors and Anders Essen-Möller was elected Chairman at the Annual Shareholders' Meeting on December 11, 2007.**
- **Elisabeth Lindner was appointed as new CEO and President for Diamyd Medical in December 2007.**
- **An IND application for a Phase III study in type 1 diabetes with Diamyd® was filed in the US in December 2007.**
- **An IND application for a Phase I study, for treatment of chronic pain using the Company's proprietary Nerve Targeting Drug Delivery System (NTDDS) was filed in the US in January 2008.**
- **An application to initiate the European Phase III study in type 1 diabetes with Diamyd® was submitted to the Swedish Medicinal Products Agency in January 2008.**
- **Scientists reported that the Diamyd® diabetes drug is effective in preserving beta cell function for at least 30 months at a symposium in January 2008.**
- **Net sales for the 3 month period was SEK 149,000 (USD 23,391) compared to SEK 60,000 (USD 9,000) for the same period last year.**
- **The net loss for the 3 month period was SEK 17.1 million (USD 2.7 million) compared to SEK 10.7 million (USD 1.6 million) for the same period of last year.**
- **Liquid assets amounted to SEK 49.8 million (USD 7.8 million) as of November 30, 2007 compared to SEK 97.2 million (USD 14.1 million) as of November 30, 2006.**
- **Result per share after dilution was SEK -1.7 (USD -0.3) compared to SEK -1.1 (USD -0.2) for the same period of last year.**

CEO OVERVIEW

After the annual shareholders' meeting on December 11, 2007, I was excited to accept the Board's offer to take over as new President and CEO of Diamyd Medical. I am highly committed to do my very best to let my management experience from both small and big pharma benefit the Company. To lead and work with Diamyd's very strong and truly entrepreneurial team represents an unprecedented opportunity and we will together continue to move the Diamyd® diabetes drug towards the market. We will also broaden the product portfolio within the diabetes and neurology fields fully exploring the exceptional characteristics of the GAD molecule and our NTDDS platform.

This quarter of 2007 has really been a remarkably successful period for Diamyd Medical. A number of positive milestones have been reached.

The Company's Phase II trial with Diamyd® in 70 type 1 diabetes patients is now completed. It is with great excitement that we report from Professor Ludvigsson's study, that Diamyd® treatment had a significant positive effect on beta cell function 15 and 21 months after the first injection, as compared to placebo. It has now also been shown that the effect remains significant after 30 months.

The Diamyd® diabetes drug received worldwide recognition in November when a Clinical Trial Agreement was executed with the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK). The clinical study will be conducted by the organization "Type 1 Diabetes TrialNet", which is an international consortium for supporting innovative treatments in type 1 diabetes. The TrialNet network includes the world's most renowned diabetes and immunology experts from 18 leading clinical centers and approximately 150 additional affiliated centers, participating as collaborating clinical sites. The trial will include extensive state-of-the-art immunological studies to further clarify the mechanism of action of Diamyd®. The study is planned to enroll 126 recent onset type 1 diabetes patients.

In November, it was concluded that the safety data from the 160 patient LADA study was very good with no drug related serious adverse events reported. Given the strong safety profile and as our other studies have a follow-up period of 30 months, including the planned Phase III studies, it was decided to stop the follow-up also for these LADA patients after 30 months.

In November we increased our investments in Protein Sciences Corporation, Meriden, CT, US, with an additional USD 1 million. Diamyd Medical has now invested a total of USD 4 million and has become Protein Science's second largest shareholder. Protein Sciences is manufacturing the active component in the Diamyd® diabetes drug (rhGAD65).

Diamyd Medical now faces an extremely important phase of corporate growth. I am pleased that the application for Phase III with Diamyd® in type 1 diabetes patients was filed in the US in December. This was followed in January by the first European Phase III submission for Diamyd® in Sweden, as well as a submission from our Pittsburgh team in the US for a Phase I trial with NTDDS for delivery of Enkephalin to sensory nerves for treatment of chronic pain.

Our teams in Stockholm and Pittsburg are both extremely competent and committed and I am convinced that we will together grow Diamyd Medical to become an important player in the biopharmaceutical industry.

Elisabeth Lindner, CEO and President Diamyd Medical

EVENTS SUBSEQUENT TO THE PERIOD

Annual Shareholders' Meeting - At the annual shareholders' meeting held on December 11, 2007, in Stockholm, Anders Essen-Möller (re-elected), Lars Jonsson, Christer Hägglund and Sam Lindgren (new elections) were appointed to the Board of Directors. Anders Essen-Möller was appointed as working Chairman. Additionally, the shareholders approved the following:

- Compensation to the Directors of the Board not working in the company of SEK 100,000 (USD 15,700).
- Authorization of the Board of Directors that, at one or more occasions until the next Annual General Meeting, issue up to 900,000 new B shares with consideration set-off in cash or with other conditions and without regard to pre-emption rights.
- An employee option program including a decision to issue 200,000 warrants. Each warrant entitles the holder to acquire one (1) series B-share, within three (3) years, at a pre-defined price. The Company shall retain warrants to cover the costs and taxes that the Company will be liable for at execution of the warrants. At full execution, the dilution is calculated to approximately 2 percent.

New CEO – In December 2007, the Board of Directors appointed Elisabeth Lindner as President and CEO for Diamyd Medical. Elisabeth Lindner, M.Sc., M.B.A., is one of Sweden's most experienced experts within the biopharmaceutical industry with more than 25 years experience in senior management from positions at Octapharma AB and Pharmacia Corporation, among others. Lindner is also a member of the Board of Directors of NOMX-listed BioInvent International AB and a newly elected member of the Royal Swedish Academy of Engineering Science (IVA).

In December 2007, an IND application for a Phase III Diamyd® study in type 1 diabetes was filed with the US FDA.

In January 2008, an IND application for a Phase I study, for treatment of chronic pain using the Company's Nerve Targeting Drug Delivery System, was filed with the US FDA.

In January 2008, an application was submitted to the Swedish Medicinal Products Agency for the Swedish part of the planned European Phase III study in diabetes type 1 with Diamyd®.

In January 2008, it was reported that the Diamyd® diabetes drug has demonstrated statistically significant long-term efficacy in preservation of beta cell function in 70 children with type 1 diabetes 30 months after the first injection.

BUSINESS OVERVIEW

Diamyd Medical currently develops therapeutics from two independent platform technologies. One of these platforms relies on the GAD65 molecule and the other on a viral system delivering proteins to nerve cells (NTDDS).

Business Model

Diamyd Medical's business model leverages a focused in-house team with highly qualified and expert outsourcing partners, e.g. CROs and CMOs, to facilitate drug development. This model efficiently manages costs through resource flexibility while ensuring delivery of quality results as the Company's projects move forward.

Diamyd® Clinical Trials: Type 1 Diabetes

The Company announced positive results from a completed 30-month Phase II trial in 70 children and adolescents with type 1 diabetes. The results provide strong support that the administration of Diamyd® is effective in preserving insulin-producing function in type 1 diabetes patients. Additionally, immunology data clearly show that the effect of Diamyd® on beta cell function is accompanied by a significant and specific immune response. The results also strongly support the safety of the drug. The treatment was well received by patients, their doctors and family members. No serious adverse events related to Diamyd® treatment have been reported in the study.

Diamyd Medical plans to start an international Phase III clinical program with Diamyd® in type 1 diabetes. The program is planned to include two multi-center, double-blind, placebo-controlled studies, one in the US and one in Europe. Each study will enroll approximately 300 patients diagnosed within 3 months with type 1 diabetes. The company has filed an IND application for the US study with the US Food and Drug Administration in December 2007. For the European study a clinical trial application was submitted to the Swedish Medicinal Products Agency in January 2008.

Separately, the National Institute of Diabetes and Digestive Kidney Diseases (NIDDK) plans an international clinical study with Diamyd® in 126 new onset type 1 diabetes patients. The study is proposed by the NIH/NIDDK sponsored global network TrialNet, a group of the world's foremost experts and key opinion leaders in type 1 diabetes.

Diamyd® Clinical Trials: Autoimmune Type 2 Diabetes (LADA)

Five year follow up results from a Phase IIa trial in 47 LADA patients are expected mid-2008. Previously it was reported that the most efficacious dose (20µg) significantly improved both meal-stimulated C-peptide levels and HbA1c at two years after treatment with Diamyd®.

Additional safety data up to and including 30 months will be compiled from the Phase II study in 160 type 2 diabetes LADA patients for which efficacy data were invalidated during 2007, due to non-GCP conformance at the pharmacy handling the study medication.

No serious adverse events related to Diamyd® treatment have been reported in any study.

NTDDS

Diamyd Inc. in Pittsburgh has developed a replication deficient viral delivery system for proteins, in particular, for targeting nervous cells. This Nerve Targeting Drug Delivery System (NTDDS) has several advantages over other gene delivery strategies, as the NTDDS does not integrate into the chromosome and therefore reduces the risk of side effects. NTDDS has capacity for development of several products for treatment of neuropathic pain and other nervous system diseases. Diamyd Inc. is discussing joint development of projects with third-party companies. The NTDDS lead projects are drugs for treatment of pain using Enkephalin (NP2) and GAD (DG2).

NP2 was the subject of an IND filing with the US Food and Drug Administration in January 2008. The proposed Phase I clinical trial will be conducted at the University of Michigan in Ann Arbor. Dr. David Fink, Professor and Chair of the Department of Neurology, at the University of Michigan will be the Principal Investigator. The trial will be designed as a dose-escalation study and is intended to test the safety of NP2 in patients with chronic pain.

A co-operation is ongoing with Sangamo for pain treatment with NTDDS as delivery system.

GAD and other neurological diseases
Apart from being a major autoantigen in autoimmune diabetes, GAD is also an enzyme that converts the excitatory neurotransmitter glutamate into the inhibitory neurotransmitter GABA. Several neurological and movement related disorders may be connected with disturbances in the glutamate-GABA balance, and GAD may come to play an important role for treatment of such diseases.

Diamyd Medical has sublicensed rights to the GAD65 gene to Neurologix, Inc. for the development of a GAD-based therapy to treat Parkinson's disease. A Phase I trial with patients having Parkinson's disease was completed by Neurologix in 2006. Primary objectives of the study regarding safety and tolerability were successfully met. Additionally, indications of efficacy were shown. Neurologix, Inc. expects to begin Phase II studies in Parkinson's disease within the near future.

RISK FACTORS
There is no guarantee that Diamyd Medical's research and development will result in commercial success. There is no guarantee that the planned clinical trials will be allowed or that trials conducted by Diamyd Medical can demonstrate sufficient safety and efficacy to obtain the necessary approvals from regulatory authorities, or that they will result in marketable products.

There can be no guarantee that Diamyd Medical will develop products that can be patented, that granted patents can be retained, that future inventions will lead to patents, or that granted patents will be sufficient to protect Diamyd Medical's rights.

There may be a need to turn to the capital market for financing. Both the size and the timing of the company's potential future capital requirements are dependent on a number of factors, including opportunities to enter into collaboration or licensing agreements and the possibility of achieving success in research and development projects undertaken. Generally a biopharmaceutical company such as Diamyd Medical is associated with high risk.

FINANCIAL PERFORMANCE

Net Sales – Sales during the 3 month-period amounted to 149 (60) kSEK.

Costs – Costs for the Group amounted to 17.5 (10.3) MSEK during the period. The increased costs are incurred by manufacturing cost for the planned Diamyd® Phase III-program and costs for the planned Phase I-study in the NTDDS-project.

Result – The net loss for the Group for the 3-month period amounted to 17.1 MSEK (10.7 MSEK).

Financial Position and Liquidity – The Group's liquid assets amounted to 49.8 (97.2) MSEK as of November 30, 2007.

Investments – In November 2007, Diamyd Medical invested USD 1 million in Protein Sciences through a convertible note.

Change in Equity – As of November 30, 2007, the Company's equity amounted to 93.9 (134.5) MSEK, resulting in a solvency ratio of 93.2 (95) percent.

Personnel – The Company had 11 (9) employees as of November 30, 2007, of which 7 (6) were men and 4 (3) were women.

Parent Company – The Parent Company's net turnover amounted to 0 SEK, as all sales are conducted in subsidiary companies. The period's investments were 6.37 MSEK (USD 1 million) in Protein Sciences through a convertible note.

Share – The total number of shares in the Company is 9,867,478 as of November 30, 2007.

Conversion rate – The conversion rate used in this report is USD 1 = SEK 6.37

Warrant – Warrant program 2004/2007 expired on December 31, 2007. At that time 193,092 warrants out of 200,000 were subscribed and paid for.

Employee option programs – During 2007 two employee option programs were established. In these two programs there are 150,000 outstanding employee options.

FINANCIAL RESULTS

Group's Consolidated Income Statement

kSEK

	Note	3 months Sep-Nov 2007/2008	3 months Sep-Nov 2006/2007	12 months Sep-Aug 2006/2007
OPERATING INCOME				
Net sales		149	60	531
Other Operating Income		204	21	540
Total Operating Income	**1**	**353**	**81**	**1,071**
Operating Expenses				
Cost of Goods Sold		-6	-4	-18
Research and Development		-12,663	- 4,553	-29,049
Patents		-34	-508	-1,908
Personnel		-3,877	-2,735	-13,554
Other External Expenses		-1,156	-1,986	-10,941
Depreciation, Patents	3	-70	-162	-403
Depreciation, Equipment		-26	-33	-146
Total Operating Expenses		**-17,833**	**-9,981**	**-56,019**
Operating Loss		**-17,480**	**-9,900**	**-54,948**
FINANCIAL INCOME AND EXPENSES				
Dividends from Holdings		-	-	350
Other interest income and similar items		547	701	2, 574
Other interest expense and similar items		-190	-1,076	-1,477
Total Financial Income and Expense		**357**	**-375**	**1,478**
Loss before Taxes		**-17,123**	**-10,275**	**-53,471**
Taxes		-	-	266
NET LOSS FOR THE PERIOD		**-17,123**	**-10,275**	**-53,205**
Earnings per share after dilution SEK		-1.7	-1.1	-5.5
Number of shares		9,867,478	9,677,478	9,772,478
Average number of shares		9,829,468	9,373,860	9,659,558
Number of shares after dilution		9,848,907	9,503,633	9,750,960

Group's Consolidated Balance Sheet

kSEK

	Note	Nov 30 2007	Nov 30 2006	Aug 31 2007
ASSETS				
Non-Current Assets				
Intangible assets	3	16,814	16,562	16,885
Tangible assets		458	213	414
Financial assets		21,418	800	21,418
Total Non-Current Assets		**38,690**	**17,575**	**38,716**
Current Assets				
Inventory		6	9	11
Trade Receivables		47	161	86
Other Receivables		2,192	3,945	3,107
Prepaid tax		1,339	355	789
Prepaid Expenses and Accrued Income		2,311	2,001	2,709
Other Investments		6,370	20,664	-
Short-term investments		-	30,303	-
Cash and bank balances		49,829	66,642	68,803
Total Current Assets		**62,094**	**124,380**	**75,505**
TOTAL ASSETS		**100,783**	**141,955**	**114,221**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' Equity				
Issued capital		9,867	9,677	9,772
Other Capital Contributions		354,650	338,740	349,995
Other Reserves		571	15	311
Accumulated Losses		-271,181	-213,476	-254,944
Total Shareholder's Equity		**93,906**	**134,956**	**105,134**
Current Liabilities				
Trade Payables		2,125	1,038	4,016
Other Payables		882	1,302	220
Prepaid Income and Accrued Expenses		3,869	4,659	4,851
Total Current Liabilities		**6,877**	**6,999**	**9,087**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2	**100,783**	**141,955**	**114,221**

Parent Company's Income Statement

kSEK

		3 months Sep-Nov 2007/2008	3 months Sep-Nov 2006/2007	12 months Sep-Aug 2006/2007
Operating Expenses				
Other External Expenses		-3,952	-1,978	-17,019
Total Operating Expenses		**-3,952**	**-1,978**	**-17,019**
Operating Loss		**-3,952**	**-1,978**	**-17,019**
FINANCIAL INCOME AND EXPENSES				
Results from group participation		-	-	-32,005
Dividends from Holdings		-	-	350
Other interest income and similar items		461	686	2,459
Other interest expense and similar items		-185		-1,426
Total Financial Income and Expense		**277**	**686**	**-30,622**
Loss before Taxes		**-3,675**	**-1,292**	**-47,641**
Taxes		-	-	-
NET LOSS FOR THE PERIOD	**3**	**-3,675**	**-1,292**	**-47,641**

Parent Company's Balance Sheet

kSEK

	Note	Nov 30 2007	Nov 30 2006	Aug 31 2007
ASSETS				
Non-Current Assets				
Intangible assets	3	16,627	16,627	16,627
Financial assets		40,829	8,808	29,903
Total Non-Current Assets		**57,456**	**25,435**	**46,530**
Current Assets				
Other Receivables		549	782	398
Prepaid Expenses and Accrued Income		1,779	1,375	1,424
Other investments		6,370	20,664	
Short-term investments		-	30,303	-
Cash and bank balances		43,117	84,125	59,631
Total Current Assets		**51,815**	**116,585**	**61,453**
TOTAL ASSETS		**109,270**	**142,020**	**107,983**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' Equity				
Restricted Equity				
Issued capital		9,867	9,677	9,772
Statutory reserve		96,610	141,673	141,673
Non-restricted equity				
Share premium reserve non-restricted		4,655	66,928	78,184
Profit or loss brought forward		886	-76,176	-75,607
Net loss		-3,675	-1,292	-47,641
Total Shareholder's Equity	3	**108,342**	**140,810**	**106,381**
Long term liabilities to subsidiary		181	202	181
Current Liabilities				
Trade Payables		489	105	630
Other Payables		87	72	72
Prepaid Income and Accrued Expenses		171	830	719
Total Current Liabilities		**747**	**1,007**	**1,421**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	3	**109,270**	**142,020**	**107,983**

Group's Cash Flow Statement

kSEK

	3 months Sep-Nov 2007/2008	3 months Sep-Nov 2006/2007	12 months Sep-Aug 2006/2007
Cash Flow from Operations before Changes in Working Capital			
Operating loss	-17,480	-9,900	-54,948
Interest Received	546	910	3,051
Interest Paid	-4	-1,076	-26
Dividend Received	-	-	350
Non-Cash Flow Items			
Depreciation	96	195	549
Changes in Accrued Interest	460	-74	-477
Other Non-Cash Flow Items	-	1,055	568
Income Tax Paid	-	-29	-205
Net Cash Flow from Operating Activities before Changes in Working Capital	**-16,492**	**-8,919**	**-51,138**
Increase (-) Decrease (+) Inventory	4	3	-1
Increase (-) Decrease (+) Receivables	1,350	-483	-278
Increase (+) Decrease (-) Liabilities	-2,114	-2,482	-138
Net Cash Flow from Operating Activities	**-17,142**	**-11,881**	**-51,555**
Cash Flow from Investing Activities			
Purchase of Intangible Assets	-	-	-
Purchase of Tangible Assets	-92	-117	-435
Purchase of Financial Assets	-	15,114	45,551
Net Cash Flow from Investing Activities	**-92**	**14,997**	**45,116**
Cash Flow from Financing Activities			
Change in Long-Term Liabilities	-	-	-
Option premiums	-	-	-
New share issue	4,750	50,744	62,094
Change in short term investments	-6,370	-	-
Net Cash Flow from Financing Activities	**-1,620**	**50,744**	**62,094**
Total Cash Flow for the Period	**-18,854**	**53,860**	**55,655**
Cash and Cash Equivalents at beginning of period	68,803	13,190	13,190
Net Foreign Exchange difference	-45	-108	-42
Cash and Cash Equivalents at end of period	**49,829**	**66,942**	**68,803**

Group's Change in Shareholder's Equity

(kSEK)	Share Capital	Oth. Capital Contribut.	Other reserves	Accum. losses	TOTAL
Opening balance, September 1, 2006	8,735	288,938	160	-202,231	95,602
Revaluation of Short-Term Investments			77		77
Translation Gain			74		74
Total revenues and costs posted directly to shareholders' equity			**151**		**151**
Net Loss for the Period				-53,205	-53,205
Total revenues and cost			**151**	**-53,205**	**53,054**
New Share Issue	912	48,332			49,244
Option Premiums	55	2,695			2,750
New Share Issue	70	10,030			10,100
Employee Option				492	492
Closing balance, August 31, 2007	**9,772**	**349,995**	**311**	**-254,944**	**105,134**
Opening balance, September 1, 2007	**9,772**	**349,995**	**311**	**-254,944**	**105,134**
Translation Gain			260		260
Total revenues and costs posted directly to shareholders' equity			**260**		**260**
Net Loss for the Period				-17,123	-17,123
Total revenues and cost			**260**	**-17,123**	**16,867**
Option subscription	95	4,655			4,750
Employee option				886	886
Closing balance, November 30, 2007	**9,867**	**354,650**	**571**	**-271,181**	**93,906**

Accounting Principles

The consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) and the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) as endorsed by the European Commission for application in the EU. This consolidated interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, which is consistent with the requirements stated in the Swedish Financial Accounting Standards Council's recommendation RR 31, Interim Reporting for Groups. The Group applies the same accounting and valuation principles as in the annual report for 2005/2006. The interim condensed financial report should be read in conjunction with annual financial statements for the year ended August 31, 2006. The parent's financial statements have been prepared in compliance with RR 32.

Notes

Note 1- Segment result

Segment result of the period 2007-09-01- 2007-11-30

	GAD	NTDDS	Diamyd Group
Total Segment Income	149	-	149
Other Income	-	204	204
Total Income	**149**	**204**	**353**
Segment results	-13,634	-3,846	-17,480
Financial Income			547
Financial Expenses			-190
Total financial Income and Expenses			**357**
Dividends from Holdings			-
Loss before taxes			**-17,123**
Income Tax			-

Segment result of the period 2006-09-01- 2006-11-30

	GAD	NTDDS	Diamyd Group
Total Segment Income	60	-	60
Other Income	-	21	21
Total Income	**60**	**21**	**81**
Segment results	-7,722	-2,178	-9,900
Financial Income			701
Financial Expenses			-1,076
Total financial Income and Expenses			**-375**
Dividends from Holdings			-
Loss before taxes			**-10,275**
Income Tax			-

Note 2 – Shareholders' equity and liabilities
All Company debts are non-interest-bearing.
Note 3 - Adjusted financials
During 2006 the company acquired a license for the NTDDS research and development project. Last year the company amortized the license. Since an acquired research and development project in accordance with IAS 38 should not be amortized, we have corrected the financial statement for 2005/2006. The effect of the corrections on last year financials is summarized below. There is no effect in the year end numbers for FY 2006/2007. The effect on this year has been 415 kSEK each quarter the first to the third quarter 2006/2007and will be adjusted for the comparative figures for.

Key ratios

	3 months Sep-Nov 2007/2008	3 months Sep-Nov 2006/2007	12 months Sep-Aug 2006-2007
Return on Equity, %	-17.1	-9.5	-53.0
Return on Capital Employed, %	-17.1	-9.5	-51.8
Return on Assets, %	-15.8	-8.9	-47.4
Shareholders' Equity per Share, SEK	9.5	13.9	10.8
Shareholders' Equity per Share after dilution, SEK	9.5	14.2	10.8
Cash flow per share, SEK	-1.3	5.7	1.0
Solidity, %	93.2	95.0	92.0
Number of shares	9,867,478	9,677,478	9,772,478
Number of shares, Average	9,829,468	9,373,860	9,659,558
Number of shares, Diluted	9,848,907	9,503,633	9,750,960

Stockholm, January 31, 2008

The Board of Diamyd Medical AB

This report has not been reviewed by Diamyd Medical's auditors.

Financial Calendar

2nd Quarterly Report (December-February)	April 22, 2008
3rd Quarterly Report (March-May)	July 1, 2008
Year End Report (September-August)	October 24, 2008

About Diamyd Medical

Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeting Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, for which a phase I clinical study is planned.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office	Stockholm office	Pittsburgh office
Elisabeth Lindner	Anders Essen-Möller	Michael Christini
CEO and President	Chairman	President
+46 8 661 0026	+46 8 661 0026	+1 412 770 1310
elisabeth.lindner@diamyd.com	anders.essen-moller@diamyd.com	michael.christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

DIAMYD MEDICAL

DIAMYD MEDICAL APPOINTS NEW CHIEF FINANCIAL OFFICER

***Press Release, Stockholm, Sweden, February 1, 2008 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today that the Company has appointed Peter Zerhouni as new Chief Financial Officer.

Peter Zerhouni is currently Director of Business Development at Diamyd Medical. Peter joined the Company in 2006 and had prior to this spent seven years in Brussels and Amsterdam holding various financial positions within ING, one of Europe's leading banks.

Peter holds a B.Sc. in Economics & Business Administration as well as a M.Sc. in Biology, both from Lund University and Berkeley, California.

"I am very pleased to welcome Peter Zerhouni as Chief Financial Officer for Diamyd," says Elisabeth Lindner, President and CEO of Diamyd Medical. "Peter Zerhouni is a highly valued and competent colleague with a combined experience from finance and biology. Peter will give a major contribution to the further development of Diamyd Medical and will take responsibility for Finance and Investor Relations."

Peter Zerhouni will assume the position as of May 1, 2008.

About Diamyd Medical

Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeting Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, for which a Phase I clinical study is planned.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in

the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office	**Stockholm office**	**Pittsburgh office**
Elisabeth Lindner	Anders Essen-Möller	Michael Christini
CEO and President	Chairman	President
+46 8 661 0026	+46 8 661 0026	+1 412 770 1310
elisabeth.lindner@diamyd.com	anders.essen-moller@diamyd.com	michael.christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END